[LETTERHEAD OF OMNICARE, INC.]

VIA EDGAR AND FACSIMILE (202-772-9198)

May 5, 2010

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
Washington, D.C.  20549

Re:          Omnicare, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
File No. 001-08269

Dear Mr. Rosenberg:

This letter constitutes the response on behalf of Omnicare, Inc. (the “Company” or “Omnicare”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“SEC”) that were contained in your letter dated May 3, 2010 to Mr. John L. Workman, Executive Vice President and Chief Financial Officer of Omnicare, relating to the Omnicare Form 10-K for Fiscal Year Ended December 31, 2009 (the “10-K”).  In this letter, each of the Staff’s comments is indicated in italics, followed by a response to the comment on behalf of the Company.

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Item 7.  Managements Discussion And Analysis Of Financial Condition And Results Of Operations

Critical Accounting Policies

Inventory, page 81

1.	Refer to your response to Comment Two. Please revise your disclosure to include the key elements of your response, including at a minimum, the following:

a)	A section discussing the existence, key aspects and accounting for your rebate/discount program with your manufactures. Include a discussion of how

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
May 5, 2010

estimated accruals are determined and the statement in your response letter that year over year out of period adjustments were not material for prior years and are not expected to be material in the future.

In Omnicare’s filing on Form 10-Q for the quarter ended March 31, 2010, and in subsequent filings thereafter, the Company will include the disclosures requested by the Staff in our Critical Accounting Policies section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), as follows:

“The Company receives discounts, rebates and/or other price concessions (“Discounts”) relating to purchases from its suppliers and vendors.  When recognizing the related receivables associated with these Discounts, Omnicare accounts for these Discounts as a reduction of cost of goods sold and inventories.  The Company records its estimates of Discounts earned during the period on the accrual basis of accounting, giving proper consideration to whether those Discounts have been earned based on the terms of  applicable arrangements, and giving proper consideration to authoritative guidance relating to customer payments and incentives.  Receivables related to Discounts are regularly adjusted based on the best available information, and to actual amounts as cash is received and the applicable arrangements are settled.  The aggregate amount of these adjustments have not been significant to the Company’s operations.”

As requested, by way of this letter, the Company acknowledges the following to the Staff:

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Omnicare does not expect the effects of a change in estimate related to unsettled discount receivable amounts to be significant to its future consolidated results of operations, financial position or cash flows.

b)	Please add an Accounting Policy for Rebates/Discounts to your Notes to Financial Statements.

In Omnicare’s filing on Form 10-Q for the quarter ended March 31, 2010, and in subsequent filings thereafter, the Company will include the disclosures requested by the Staff at the Inventory caption of its Summary of Significant Accounting Policies footnote, as follows:

“The Company receives discounts, rebates and/or other price concessions (“Discounts”) relating to purchases from its suppliers and vendors.  When recognizing the related receivables associated with these Discounts, Omnicare accounts for these Discounts as a reduction of cost of goods sold and inventories.  The Company records its estimates of Discounts earned during the period on the accrual basis of accounting, giving proper consideration to whether those Discounts have been earned based on the terms of  applicable arrangements, and giving proper consideration to authoritative guidance relating to customer payments and incentives.  Receivables related to Discounts are regularly

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
May 5, 2010

adjusted based on the best available information, and to actual amounts as cash is received and the applicable arrangements are settled.”

Goodwill, page 81

2.	Refer to your response to Comment Three. Please disclose your assertion that none of your reporting units are at risk of failing step one of your impairment analysis.

In Omnicare’s filing on Form 10-Q for the quarter ended March 31, 2010, and in subsequent filings thereafter, the Company will include the disclosure requested by the Staff at the Goodwill caption in its Critical Accounting Policies section of the MD&A, as follows:

“Given the substantial amount of the excess of fair value over carrying value, none of the Company’s reporting units were considered to be “at risk” of failing step one of Omnicare’s most recent goodwill impairment analysis.”

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (859) 392-9068.  Thank you for your attention and consideration.

Very truly yours, /s/ John L. Workman
Executive Vice President & Chief Financial Officer of Omnicare, Inc.

cc:           Joel F. Gemunder, President & Chief Executive Officer of Omnicare, Inc.
Audit Committee of Omnicare Board of Directors
PricewaterhouseCoopers LLP